EXHIBIT (a)(1)(v)

Confirmation E-mail to Eligible Individuals

who Elect to Participate in the Exchange Program

Dear [Name],

bebe has received your Election Form dated [Click and Type Date], 2009, at [Click and Type Time] by which you elected to have some or all of your eligible options cancelled in exchange for replacement options, subject to the terms and conditions of the Offer, as follows:

Original Grant Date	Expiration Date	Option Number	Exercise Price Per Share	Unexercised Option Eligible for Exchange	Shares Vested	Shares Unvested	Exchange Ratio	Exchange Eligible Option?
Yes
Yes
Yes
Yes

If you change your mind, you may change your election as to some or all of your eligible options by submitting a new Election Form through the Offer website at https://bebe.equitybenefits.com  and electing “No” to retain your Eligible Option rather than “Yes” to exchange your Eligible Option. If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received by the Option Exchange Program via facsimile at (408) 904-7079 before 9:00 p.m., Pacific Time, on September 29, 2009 (unless bebe extends the Offer).

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to submit the required documents electronically, only documents that are complete, signed and actually received by Option Exchange Program via facsimile by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the Option Exchange Helpdesk at bebe@sos-team.com or the Option Exchange Helpline at (408) 754-4630.

Please note that our receipt of your Election Form is not by itself an acceptance of the options for exchange. For purposes of the Offer, bebe will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when bebe gives written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication. bebe’s formal acceptance of the validly tendered options is expected to take place shortly after the end of the Offer period.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the e-mail or letter, dated September 1, 2009; (3) the Election Form; (4) the Instructions Forming Part of the Terms and Conditions of the Offer; (5) this Agreement to Terms of Election; (6) the 1997 Stock Plan, as amended and restated, and (7) the Form of Option Agreement. You may access these documents on the Offer website at https://bebe.equitybenefits.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.